SEC 1746	Potential persons who are to respond to the collection of information contained in this form (2-98)
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SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 2)*
HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
444144-10-9
(CUSIP Number)

Kevin J. Zugibe Hudson Technologies, Inc. 275 North Middletown Road Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)
May 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages
CUSIP NO. 444144-10-9
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES	7.	SOLE VOTING POWER

1,019,626 (of which 671,398 shares are issuable upon exercise of options. Excludes 7,714 shares, representing 1/7 of shares purchased by a corporation of which Reporting Person has a 1/7 ownership interest )

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING	9.	SOLE DISPOSITIVE POWER

1,019,626 (of which 671,398 shares are issuable upon exercise of options. Excludes 7,714 shares, representing 1/7 of shares purchased by a corporation of which Reporting Person has a 1/7 ownership interest )

PERSON WITH	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,019,626
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%
14.	TYPE OF REPORTING PERSON*
IN

Page 2 of 4 pages

Item 1.	Security and Issuer

This Amendment No. 2 relates to the Common Stock, par value $.01 per share ("Shares"), issued by Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 275 North Middletown Road, Pearl River, New York 10965.
Item 2.	Identity and Background

(a) This Amendment No. 2 is being filed by Kevin J. Zugibe (the "Reporting Person").

(b) The Reporting Person's business address is 275 North Middletown Road, Pearl River, New York 10965.

(c) The Reporting Person is presently employed by the Company and serves as Chief Executive Officer and Chairman of the Board of Directors.

(d) The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source of all the purchases of Shares by the Reporting Person was the Reporting Person's personal funds.
Item 4.	Purpose of Transaction.

The Shares reported in this Amendment No. 2 were acquired by the Reporting Person for investment purposes.

(a)-(j) Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Amendment.
Item 5.	Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding 25,517,594 Shares as of June 2, 2005. The Reporting Person beneficially owns 1,019,626 Shares, comprising 3.9% of the 25,517,594 Shares issued and outstanding as of June 2, 2005, such ownership consisting of 348,228 Shares and 671,398 options

Page 3 of 4 pages

to purchase Shares, inclusive of options that vest or become exercisable within 60 days of the date hereof.

(b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 1,019,626 Shares, of which 671,298 shares are issuable upon exercise of options.

(c) During the past 60 days the Reporting Person was issued options to purchase 18,750 Shares at an exercise price of $.87 per Share, of which 2,343 Shares have, or will within 60 days, vest and become exercisable.

(d) No person other than the Reporting Person has the right to receive dividends on, and any proceeds from, the disposition of any Shares reported as owned by him in Item 5 above.

(e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock as of March 31, 2004.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.
Item 7.	Materials to be filed as Exhibits.

There are no exhibits to be filed with this Amendment No. 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 13, 2005
Date

/s/ Kevin J. Zugibe
Signature

Kevin J. Zugibe
Name/Title

Page 4 of 4 pages